UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2008

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 8, 2008

Mitsubishi UFJ Financial Group, Inc.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Announcement relating to Commencement of Tender Offer

by Mitsubishi UFJ Financial Group, Inc. for Shares of ACOM CO., LTD.

Tokyo, September 8, 2008 —Mitsubishi UFJ Financial Group Inc. (“MUFG”, the “Company” or the “Tender Offeror”) has resolved today (September 8, 2008) at its board of directors meeting to make a tender offer (the “Tender Offer”) for shares of ACOM CO., LTD. (“ACOM” or the “Subject Company”).

1.	Purpose of the Tender Offer

The Tender Offeror is a holding company of a leading comprehensive financial group (the “MUFG Group”) with banks, trust banks and securities companies in its group. It also encompasses credit card companies, consumer loan companies, asset management companies, leasing companies and U.S. banks. The MUFG Group is pursuing customer focused service and quality enhancement, and is committed to providing high value added services in all financial areas it covers. In particular, the MUFG Group believes that the retail business has the potential for continued high growth, and is forging ahead to enhance its profitability by strengthening links with companies both inside and outside the MUFG Group, and to provide a diverse array of services.

The Subject Company was formed in October 1978 at Nihonbashi, Chuo-ku, Tokyo for the purpose of engaging in consumer loan business activities. In December 1979, it introduced ATMs (Automated Teller Machines) that are available 24 hours a day, all year round for the first time in the history of the consumer finance industry, and later added a revolving payment system for “card loans”, or unsecured consumer loans provided through pre-issued magnetic stripe cards that allow personal financing transactions. Moreover, in July 1993, the Subject Company, for the first time in the history of the industry, introduced “Mujinkun”, which was an automated machine that allowed people to make loan contracts. Such innovative solutions have met many potential needs in the market, and contributed to the development of the industry as a whole. At the same time, in October 1993, the Subject Company registered its common shares with the Japan Securities Dealers Association as over-the-counter securities. The Subject Company was listed on the Second Section of the Tokyo Stock Exchange (“TSE”) in December 1994, and subsequently, was listed on the First Section of the TSE in September 1996. Furthermore, the Subject Company entered into the credit card industry when it was licensed to issue MasterCard International (currently MasterCard Worldwide) in July 1998, and for the first time in the history of the consumer finance industry, developed and introduced an automated machine that instantly issued credit cards. In March 2001, the Subject Company entered into the servicer (debt collection) industry. In March 2004, by entering into a strategic business and capital alliance with Mitsubishi Tokyo Financial Group (currently the Tender Offeror), the Subject Company developed a cooperative business with a “megabank,” or one of the major Japanese banks, in the retail finance area to further promote the diversification of its business. The Subject Company group comprises the Subject Company, 19 subsidiaries (including an investment business union), two related companies, and three subsidiaries of the related companies. The Subject Company group mainly engages in financial services businesses (loan business, integrated mediation business (credit card business), installment sales business (consumer credit business), credit guarantee business, debt collection business (servicer business) and banking business). The Subject Company group also engages in other business activities such as leasing business, real estate related business, clerical agency business and non-life insurance and life insurance agency operations.

As of September 8, 2008, the Tender Offeror is the second largest shareholder of the Subject Company that holds 12.99 % of the total number of issued shares. Combined with the common shares of the Subject Company held by Mitsubishi UFJ Trust and Banking Corporation (“MUTB”) and Mitsubishi UFJ Securities Co., Ltd. (“MUS”), which are the subsidiaries of the Tender Offeror, the common shares of the Subject Company held by the Tender Offeror and its subsidiaries for their own accounts (collectively “MUFG and its subsidiaries” excluding the Subject Company after becoming a consolidated subsidiary (as defined in the Regulations for Terminology, Forms and Preparation of Financial Statements (Finance Ministerial Ordinance No. 56 of November 27, 1963, including revisions thereafter); hereinafter the same shall apply) of the Tender Offeror) amount to 15.53 % of the total number of issued shares. (This number was calculated by taking into account the shares of the Subject Company held in trust by MUTB to the extent that those shares are held as trust assets for which MUFG and its subsidiaries are designated as consignor as well as beneficiary, but not taking into account shares of the Subject Company that are held by MUS as a financial instrument dealer.) The Subject Company currently operates as an equity method affiliate of the Tender Offeror.

After jointly establishing Tokyo Mitsubishi Cash One Ltd. (currently DC Cash One Ltd. (“DCC1”)) in August 2001 and entering into a business and capital alliance in March 2004, the MUFG Group and the Subject Company have strived to strengthen their relationship to enhance their corporate values.

Meanwhile, the consumer loan industry has changed drastically due to the amendment of the Money Lending Business Law in December 2006 and successive reorganizations and failures of certain companies. As a result, money lenders are now required to become more self-disciplined. Moreover, market contraction and shifts in demand are expected as a result of restrictions on maximum interest rates as well as total loan balance.

As a leading company in the industry, the Subject Company has always aimed to react swiftly to the changes in the business environment. Specifically, the Subject Company has taken measures to strengthen its internal control system, and implemented ahead of the required deadline a lower maximum interest rate in June 2007. At the same time, the Subject Company has continuously made efforts to efficiently operate its group businesses, and has generally maintained stable business performance.

Under such circumstances, based on the relationship of trust established through the historical alliance, the MUFG Group and the Subject Company have agreed that their social mission should be to achieve a core role in the sound development of the consumer finance market.

In order to achieve this mission, the MUFG Group and the Subject Company have agreed to establish the Subject Company as a consolidated subsidiary of MUFG as well as a core company in the consumer loan business within the consumer finance segment of the MUFG Group, in order to strive for further development of the Group’s consumer finance segment including the consumer loan business.

In addition, the Tender Offeror, the Bank of Tokyo Mitsubishi UFJ Ltd. (“BTMU”) and the Subject Company, upon establishing the Subject Company as a core company in the consumer loan business within the MUFG Group, in order to increase the competitiveness of the consumer finance segment of the MUFG Group including the consumer loan business, intend to hold good faith discussions to realize the points set out below, and to strengthen the business alliance to work towards the goals of reorganizing and streamlining the business functions of the MUFG Group.

(1)	Reorganization of the loan guarantee business in the MUFG Group

By the first half of the fiscal year ending March 31, 2010, among the guarantee service operations for “card loans,” or unsecured consumer loans provided through pre-issued magnetic stripe cards that allow personal financing transactions, BTMU expects to transfer to the Subject Company, which has already been consigned the guarantee business of “BANQUIC,” a consumer loan product offered since November 2007, the portions of the guarantee service operations that are currently consigned to Mitsubishi UFJ Home Loan Credit Co., Ltd. as well as Mitsubishi UFJ NICOS, Co., Ltd. (“MUN”).

In addition, among the guarantee service operations for credit cards issued by BTMU, the guarantee service operations currently consigned to DCC1, a subsidiary of the Subject Company, are expected to be transferred by April 2009 to MUN, which has already been consigned the guarantee service for the relevant product.

(2)	Integration of DCC1 loan business into ACOM

As discussed in (1) above, once the credit card loan guarantee service operations are transferred to MUN, DCC1 expects to integrate the remainder of its loan business into the Subject Company by April 2009.

(3)	Consolidation of call center service companies

MU Communications Co., Ltd., a subsidiary of BTMU that provides call center and other services to BTMU, and RELATES CO., LTD., a subsidiary of the Subject Company that provides call center and other services to the Subject Company, are expected to be merged by April 2009.

(4)	Collaboration in other business areas

In order to further enhance the status of the Subject Company as a core company in the consumer loan business within the consumer finance segment of the MUFG Group, the MUFG Group and the Subject Company intend to continue to actively cultivate new areas in which further alliance is feasible. Moreover, through projects such as a joint acquisition of Bank BNP (PT. BANK NUSANTARA PARAHYANGAN Tbk.), the MUFG Group and the Subject Company plan to continue jointly developing global operations of the consumer loan business especially in Asia.

Based on the plans described above, in order to make the Subject Company a consolidated subsidiary of the Tender Offeror, the Tender Offeror has resolved at the board of directors meeting held on September 8, 2008 to conduct a friendly tender offer to acquire 38,140,000 common shares of the Subject Company, which amount to 23.89% of the total number of issued shares of the Subject Company, and to increase the voting rights ratio (including voting rights relating to shares of the Subject Company held in trust by MUFG and its subsidiaries to the extent the voting rights relating to the Subject Company shares are held as trust assets for which MUFG and its subsidiaries are designated as consignor as well as beneficiary; however, voting rights relating to the Subject Company shares that MUFG and its subsidiaries hold as financial instrument dealers are excluded; hereinafter the same shall apply) relating to shares of the Subject Company held by MUFG and its subsidiaries for their own accounts to 40.04%.

The purchase price of 4,000 yen per share in the Tender Offer was decided by the Tender Offeror by comprehensively taking into account examples of premium attributed to market price in past tender offers for share certificates and other instruments representing ownership of shares (“Share Certificates”) conducted by non-issuers, a study of stock evaluation reports individually submitted by the financial advisors, MUS and Nomura Securities Co., Ltd. (“Nomura”), as well as factors such as the probability of shareholders tendering in the Tender Offer, whether or not the Subject Company will endorse the Tender Offer, and the market trend of the price of the Subject Company shares. The purchase price per share in the Tender Offer respectively amounts to 29.70% (rounded down to the nearest second decimal place) premium added to the simple average closing price of 3,084 yen (rounded down to the nearest whole number) for the shares of the Subject Company on the First Section of TSE for the period of one month prior to September 4, 2008, 27.26% (rounded down to the nearest second decimal place) premium added to the simple average closing price of 3,143 yen (rounded down to the nearest whole number) for the shares of the Subject Company on the First Section of TSE for the period of three months prior to September 4, 2008, or 30.67% (rounded down to the nearest second decimal place) premium added to the simple average closing price of 3,061 yen (rounded down to the nearest whole number) for the shares of the Subject Company on the First Section of TSE for the period of six months prior to September 4, 2008.

Based on the plans described above, the directors of the Subject Company that were present at the board of directors meeting held on September 8, 2008 unanimously resolved to publicly endorse the Tender Offer. In addition, the board of directors of the Subject Company has resolved at the same meeting to issue up to 18,000,000 shares by third party allotment for 3,200 yen per share to MUFG (“Third Party Allotment Capital Increase”) with a payment period between October 23, 2008 and December 12, 2008. The board has also resolved to cancel the issuance of the shares that are not subscribed by the Tender Offeror, and to not allot such shares to any third party other than the Tender Offeror. The board of directors of MUFG has also resolved at a meeting held on the same day to accept the shares issued by Third Party Allotment Capital Increase to the extent that the aggregate voting rights ratio relating to the shares of the Subject Company held by MUFG and its subsidiaries for their own accounts after the Tender Offer will not exceed 40.04%. The Tender Offeror and the Subject Company have also separately entered into an agreement to the same effect as described above. In the agreement, the Tender Offeror has agreed with the Subject Company that after the tender offer period (if the tender offer period is extended, after the extended tender offer period), the Tender Offeror will accept the number of shares necessary to increase the voting rights ratio relating to the shares held by MUFG and its subsidiaries for their own accounts to 40.04% (“Accepted Shares”), and with respect to the Accepted Shares, the Tender Offeror will make a payment on any day between the day after the last day of the tender offer period (if the tender offer period is extended, the day after the last day of the extended tender offer period) and six business days after the last day of the tender offer period, as selected by MUFG at its own discretion (“Payment Date”). A portion of the common shares of the Subject Company held by MUTB and MUS for their own accounts, which makes up 2.54% of the total number of issued shares of the Subject Company, (such shares include shares of the Subject Company held in trust by MUTB to the extent the Subject Company shares are held as trust assets for which MUFG and its subsidiaries are designated as consignor as well as beneficiary; however, the Subject Company shares that MUS holds as a financial instrument dealer are excluded), is not expected to be tendered in the Tender Offer. Moreover, common shares of the Subject Company held by special affiliates that are subsidiaries of the Tender Offeror for their own accounts are currently not expected to be tendered in the Tender Offer. Under these circumstances, after the Third Party Allotment Capital Increase, the voting rights ratio relating to the shares of the Subject Company held by MUFG and its subsidiaries for their own accounts will be 40.04%, if the Tender Offeror obtains more than 27,354,080 shares of the Subject Company in the Tender Offer.

There is no minimum number of shares to be purchased in the Tender Offer. However, in order to achieve its objective to make the Subject Company a consolidated subsidiary of the Tender Offeror, if the voting rights ratio relating to the shares of the Subject Company held by MUFG and its subsidiaries for their own accounts does not reach 40.04%, by the end of the Tender Offer and Third Party Allotment Capital Increase, through market purchase or other appropriate means, the Tender Offeror plans to obtain the number of shares of the Subject Company required to secure 40.04% voting rights ratio relating to the shares of the Subject Company held by MUFG and its subsidiaries for their own accounts. The Tender Offeror and the Subject Company have agreed that in order for the Tender Offeror to obtain the necessary shares of the Subject Company, the Subject Company will fully cooperate with the Tender Offeror unless such cooperation will cause the directors of the Subject Company to be in breach of their fiduciary duties.

As described above, the Subject Company has resolved among the directors that were present at the board of directors meeting on September 8, 2008 to endorse the Tender Offer as well as to conduct the Third Party Allotment Capital Increase. However, Mr. Kyota Omori, who is an interested party as Deputy President of the Tender Offeror, and three other directors, namely Mr. Yuji Ohashi, Mr. Masahiko Shinshita and Mr. Tatsuo Taki, who formerly served as officers and employees of the Tender Offeror or its subsidiaries, have not participated in any discussions or resolutions at the board of directors meeting of the Subject Company to avoid conflict of interest.

When the voting rights ratio represented by the shares of the Subject Company held by MUFG and its subsidiaries for their own accounts exceeds 40%, an agreement concerning important decisions on financial, operational and business policies of the Subject Company required for the Subject Company to become a consolidated subsidiary of the Tender Offeror will come into effect on the condition that the Subject Company and its subsidiaries cease to operate businesses that they are no longer permitted to operate as a consolidated subsidiary of the Tender Offeror due to restrictions under laws such as the Banking Law (No. 56 of 1981, including revisions thereafter; hereinafter the same shall apply). After the Subject Company becomes a consolidated subsidiary of the Tender Offeror as a result of the Tender Offer, Third Party Allotment Capital Increase, and the execution of such agreement, the Subject Company will determine important funding and business policies through means such as prior consultation with or obtaining consent from the Tender Offeror. The Tender Offeror, BTMU and the Subject Company have agreed that, in case any change occurs in the total number of voting rights represented by the shares of the Subject Company that causes the voting rights ratio of MUFG and its subsidiaries relating to the Subject Company shares held for their own accounts to exceed 41.04% or fall below 40.04%, they will cooperate to place proper and prompt measures to have such voting rights ratio relating to shares held by MUFG and its subsidiaries for their own accounts to remain in the range of greater or equal to 40.04% but less than 41.04%. (A prior approval must be obtained from the Tender Offeror for any action by the Subject Company that affects the consolidated financial statement of the Tender Offeror.)

The common shares of the Subject Company are currently listed on the First Section of the TSE. The Subject Company plans to remain listed after it becomes the consolidated subsidiary of the Tender Offeror as a result of the Tender Offer and Third Party Allotment Capital Increase.

2.	Outline of Purchase

(1)	Summary Description of Subject Company

1 Company name	ACOM CO., LTD.

2 Business outline	Loan business, Integrated mediation business (credit card business), Loan guarantee business

3 Date of Establishment	October 23, 1978

4 Head office	1-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo

5 Title and name of president	President & CEO Shigeyoshi Kinoshita

6 Paid-in capital	63,832 million yen (as of June 30, 2008)

7 Principal shareholders and shareholding ratio (as of March 31, 2008)

Maruito Shokusan Co., Ltd.

Mitsubishi UFJ Financial Group, Inc.

Hero & Co. (Its standing proxy: BTMU)

Maruito Co., Ltd.

Kinoshita Memorial Foundation

The Master Trust Bank of Japan, Ltd. (Trust accounts)

Maruito Shoten Co., Ltd.

Kyosuke Kinoshita

Shigeyoshi Kinoshita

		17.13 12.99 8.56 7.86 5.78 2.49 2.43 2.03 2.02	% % % % % % % % %
	Mitsubishi UFJ Trust and Banking Corporation (Its standing proxy: The Master Trust Bank of Japan, Ltd.)		1.98%

8 Relationship between Tender Offeror and Subject Company	Capital relationship	As of September 8, 2008, the Tender Offeror holds 12.99% of the total number of the Subject Company’s issued shares. By adding the number of common shares of the Subject Company held by MUTB and MUS for their own accounts, the subsidiaries of the Tender Offeror, the Tender Offeror holds 15.53% of the Subject Company’s issued shares (this number was calculated by taking into account shares of the Subject Company held in trust by MUTB to the extent that the shares of the Subject Company are held as trust assets for which MUFG and its subsidiaries are designated as consignor as well as beneficiary, but not taking into account Subject Company shares that are held by MUS as a financial instrument dealer).
Personal relationship

Among the Subject Company’s directors, Mr. Masahiko Shinshita was formerly an officer of the Tender Offeror. Mr. Kyota Omori is the Deputy President of the Tender Offeror. Furthermore, Mr. Yuji Ohashi and Mr. Tatsuo Taki were former board members and employees of MUTB, a subsidiary of the Tender Offeror. As of September 8, 2008, 1 employee has been seconded from the Tender Offeror to the Subject Company.

Business relationship

The Subject Company currently has deposits with and long-term borrowings from MUTB, a subsidiary of the Tender Offeror. Furthermore, it has in place a repurchase agreement with MUS, a subsidiary of the Tender Offeror.

	Applicable matters to related parties	The Subject Company is an equity method affiliate of the Tender Offeror.

(2)	Tender Offer Period

a.	Tender offer period as of the time of the filing

From Tuesday, September 16, 2008 to Tuesday, October 21, 2008 (24 business days)

b.	Possibility of extension upon request from the Subject Company

When an opinion report has been submitted with the request from the Subject Company to extend the duration of the tender offer period pursuant to Article 27-10, paragraph 3 of the Financial Instruments and Exchange Law (“Law”), the tender offer period will be extended to 30 business days. In such case, the tender offer period will end on Wednesday, October 29, 2008.

(3)	Purchase Price 4,000 yen per share

(4)	Basis of Calculation and Other Issues Relating to the Purchase Price

a.	The basis of calculation of the purchase price

The purchase price of 4,000 yen per share in the Tender Offer is based on the stock evaluation reports individually prepared by the financial advisors, MUS and Nomura.

MUS evaluated the stock of the Subject Company based on a DDM (dividend discount model) analysis, an analysis of the historical stock price of the Subject Company, and a comparable company analysis. (Please see Note.)

Based on the stock evaluation report by MUS, the Subject Company’s stock value ranged from 2,789 yen to 4,595 yen based on the DDM analysis, and from 2,034 yen to 3,087 yen based on the comparable company analysis. In addition, a range between 3,062 yen to 3,143 yen was obtained based on the analysis of historical stock prices which analyzed the closing price of the common shares of the Subject Company on the First Section of TSE as of the record date, which is September 4, 2008, and the simple average closing price in the past month, three months and six months of the record date. In addition, the MUS has performed a historical analysis of the level of premium granted to market price in similar tender offers in the past.

Nomura evaluated the stock of the Subject Company based on a DDM analysis, comparable company analysis, and an analysis of the historical stock price of the Subject Company.

Based on the stock evaluation report by Nomura, the Subject Company’s stock value ranged from 3,235 yen to 4,833 yen based on the DDM analysis, and from 2,336 yen to 2,916 yen based on the comparable company analysis. In addition, a range between 3,070 yen to 3,143 yen was obtained based on the analysis of historical stock prices which analyzed the closing price of the common shares of the Subject Company on the First Section of TSE as of the record date, which is September 4, 2008, and the simple average closing price in the past month as well as three months of the record date. In addition, Nomura has performed a historical analysis of the level of premium granted to market price in similar tender offers in the past.

The purchase price per share was decided by the Tender Offeror by comprehensively taking into account examples of premium attributed to market price in past tender offers for Share Certificates conducted by non-issuers, a study of the stock evaluation reports individually submitted by the financial advisors, MUS and Nomura, as well as factors such as the probability of shareholders tendering in the Tender Offer, whether or not the Subject Company will endorse the Tender Offer, and the market trend of the price of the Subject Company shares. As a result, the purchase price has been set at 4,000 yen.

The purchase price per share in the Tender Offer respectively amounts to 29.70% (rounded down to the nearest second decimal place) premium added to the simple average closing price of 3,084 yen (rounded down to the nearest whole number) for the shares of the Subject Company on the First Section of TSE for the period of one month prior to September 4, 2008, 27.26% (rounded down to the nearest second decimal place) premium added to the simple average closing price of 3,143 yen (rounded down to the nearest whole number) for the shares of the Subject Company on the First Section of TSE for the period of three months prior to September 4, 2008, or 30.67% (rounded down to the nearest second decimal place) premium added to the simple average closing price of 3,061 yen (rounded down to the nearest whole number) for the shares of the Subject Company on the First Section of TSE for the period of six months prior to September 4, 2008.

The issue price per share in the Third Party Allotment Capital Increase, which has been resolved at the same time as the Tender Offer, is currently set at 3,200 yen. This price respectively amounts to 5.96% (rounded down to the nearest second decimal place) premium added to the closing price of 3,020 yen on the First Section of TSE on September 5, 2008, which is one business day immediately prior to the day of resolution with respect to the Third Party Allotment Capital Increase, or the simple average closing price of 3,200 yen (rounded up to the nearest one hundredth) for the shares of the Subject Company on the First Section of TSE for the period of three months (from June 6, 2008 to September 5, 2008) prior to September 5, 2008.

The issue price per share for the Third Party Allotment Capital Increase is lower than the purchase price per share in the Tender Offer. We have been informed by the Subject Company that the issue price per share for the Third Party Allotment Capital Increase is a result of taking into consideration the possibility that the stock price of the shares of the Subject Company being affected by a temporary fluctuation in the market, and a determination that it would be reasonable to refer to the simple average closing price for the shares of the Subject Company on the First Section of TSE for the period of three months prior to the day before the resolution date, instead of the closing price of 3,020 yen on the business day immediately before the resolution date. In addition, the current market condition as well as the purpose and the size of the Third Party Allotment Capital Increase have been taken into account. The final price has been comprehensively determined based on such factors.

Note:

DDM Analysis: DDM (Dividend Discount Model) analysis is a type of DCF analysis that is widely employed for evaluating stocks of business entities, and utilized mainly for stock evaluation of financial institutions. Under the DCF analysis, enterprise value is in general first obtained by discounting cash flows attributable to creditors and shareholders with the weighted average cost of capital (WACC), a weighted average of costs of debts and shareholders’ equity. Equity value for shareholders is the remainder of the enterprise value after subtracting net interest-bearing debts, or outside capital, which are to be repaid to lenders. Given the nature of a financial institution, borrowing interest bearing debts constitutes part of ordinary course of business, and accordingly its projected cash flows are considered to belong to shareholders. Equity value is thus computed by the DDM method in which such cash flows are discounted with a cost of shareholders’ equity.

Analysis of Historical Stock Price: This analysis determines equity value, computing average stock price of the subject company during a period of time. This analysis assumes that a market price of a company’s stocks reflects a collection of many investors’ views on future potential, profitability and asset values of the individual company. Thus, such market stock price can be considered an objective figure representing equity value of a company only if all factors that impact the market price, such as any material facts and company information, have been fully disclosed, and such factors have been reflected in the market price.

Comparable Company Analysis: This method evaluates the equity value of a company by comparing its market price and financial results to those of other listed companies which are expected to be similar to the subject company in business and financial positions. This method is based on a rationale that the shareholders’ equity of a company would be close in value to those of comparable companies if they are in similar business areas and financial standing.

b.	Background of calculation

After jointly establishing Tokyo Mitsubishi Cash One Ltd. (currently DCC1) in August 2001 and entering into a business and capital alliance in March 2004, the MUFG Group and the Subject Company have strived to strengthen their relationship to enhance their corporate values.

Meanwhile, the consumer loan industry has changed drastically due to the amendment of the Money Lending Business Law in December 2006 and successive reorganizations and failures of certain companies. As a result, money lenders are now required to become more self-disciplined. Moreover, market contraction and shifts in demand are expected as a result of restrictions on maximum interest rates as well as total loan balance.

As a leading company in the industry, the Subject Company has always aimed to react swiftly to the changes in the business environment. Specifically, the Subject Company has taken measures to strengthen its internal control system, and implemented ahead of the required deadline a lower maximum interest rate in June 2007. At the same time, the Subject Company has continuously made efforts to efficiently operate its group businesses, and has generally maintained stable business performance.

Under such circumstances, based on the relationship of trust established through the historical alliance, the MUFG Group and the Subject Company have agreed that their social mission should be to achieve a core role in the sound development of the consumer finance market. In order to achieve this mission, the MUFG Group and the Subject Company have agreed on September 8, 2008 to establish the Subject Company as a consolidated subsidiary of MUFG as well as a core company in the consumer loan business within the consumer finance segment of the MUFG Group, in order to strive for further development of the Group’s consumer finance segment including the consumer loan business.

During the process of examining means to achieve such objectives, in late-July 2008, the Tender Offeror requested MUS and Nomura to conduct evaluation of stock value to determine the feasibility of the acquisition of shares of the Subject Company as well as the purchase price per share in the Tender Offer. The Tender Offeror obtained a stock evaluation report dated September 4, 2008 on the stock value of the Subject Company from each financial advisor.

MUS evaluated the stock of the Subject Company based on a DDM (dividend discount model) analysis, an analysis of the historical stock price of the Subject Company, and a comparable company analysis. (Please see Note.)

Based on the stock evaluation report by MUS, the Subject Company’s stock value ranged from 2,789 yen to 4,595 yen based on the DDM analysis, and from 2,034 yen to 3,087 yen based on the comparable company analysis. In addition, a range between 3,062 yen to 3,143 yen was obtained based on the analysis of historical stock prices which analyzed the closing price of the common shares of the Subject Company on the First Section of TSE as of the record date, which is September 4, 2008, and the simple average closing price in the past month, three months and six months of the record date. In addition, the MUS has performed a historical analysis of the level of premium granted to market price in similar tender offers in the past.

Nomura evaluated the stock of the Subject Company based on a DDM analysis, comparable company analysis, and an analysis of the historical stock price of the Subject Company.

Based on the stock evaluation report by Nomura, the Subject Company’s stock value ranged from 3,235 yen to 4,833 yen based on the DDM analysis, and from 2,336 yen to 2,916 yen based on the comparable company analysis. In addition, a range between 3,070 yen to 3,143 yen was obtained based on the analysis of historical stock prices which analyzed the closing price of the common shares of the Subject Company on the First Section of TSE as of the record date, which is September 4, 2008, and the simple average closing price in the past month as well as three months of the record date. In addition, Nomura has performed a historical analysis of the level of premium granted to market price in similar tender offers in the past.

The purchase price per share was decided by the Tender Offeror by comprehensively taking into account examples of premium attributed to market price in past tender offers for Share Certificates conducted by non-issuers, a study of the stock evaluation reports individually submitted by the financial advisors, MUS and Nomura, as well as factors such as the probability of shareholders tendering in the Tender Offer, whether or not the Subject Company will endorse the Tender Offer and the market trend of the price of the Subject Company shares. As a result, the purchase price has been set at 4,000 yen at the board of directors meeting held on September 8, 2008.

The Subject Company has resolved at the board of directors meeting on September 8, 2008 to endorse the Tender Offer as well as to conduct the Third Party Allotment Capital Increase. However, Mr. Kyota Omori, who is an interested party as Deputy President of the Tender Offeror, and three other directors, namely Mr. Yuji Ohashi, Mr. Masahiko Shinshita and Mr. Tatsuo Taki, who formerly served as officers and employees of the Tender Offeror or its subsidiaries, have not participated in any discussions or resolutions at the board of directors meeting of the Subject Company to avoid conflict of interest. The Subject Company has not obtained any stock evaluation report from a third party.

c.	Relationship with the Evaluation Agencies

MUS is a subsidiary of the Tender Offeror and is a related party to the Tender Offeror.

Nomura is not a related party to the Tender Offeror.

(5)	Number of Share Certificates to be purchased

Type of Share Certificates	1. Number of shares expected to be purchased	2. Minimum number of shares to be purchased	3. Maximum number of shares to be purchased
Share Certificates	38,140,000 shares	— shares	38,140,000 shares
Total	38,140,000 shares	— shares	38,140,000 shares

Note 1:

If the total number of tendered Share Certificates is less than the number of shares expected to be purchased (“Tender Offer Maximum”) (38,140,000 shares), all of the tendered Share Certificates will be purchased. If the total number of tendered Share Certificates exceeds the Tender Offer Maximum (38,140,000 shares), all or part of the excess tendered Share Certificates will not be purchased. In such case, the delivery and settlement of such Share Certificates will be conducted according to the proportional distribution method specified by Article 27-13, paragraph 5 of the Law and Article 32 of the Cabinet Office Ordinance on Disclosure of Take Over Bid of Shares, etc. Conducted by Those Other than the Issuing Corporation (“Cabinet Ordinance”).

Note 2:

Treasury shares held by the Subject Company are not expected to be purchased in the Tender Offer.

Note 3:

Shares constituting less than a trading unit are subject to the Tender Offer. However, share certificates must be submitted in tendering such shares. (If shares constituting less than a trading unit are deposited with the tender offer agent (as described in “(11) Tender Offer Agent” below) or Japan Securities Depository Center Inc. (“JASDEC”) through the tender offer agent, there is no need to submit the share certificates.) Furthermore, pursuant to the Company Law, if shareholders exercise their right to demand buyback of shares constituting less than a trading unit, the Subject Company can purchase its own shares during the tender offer period in accordance with the law.

(6)	Ownership Percentage of Share Certificates After the Tender Offer

Number of Voting Rights represented by Share Certificates held by the Tender Offeror before the Tender Offer	2,073,234	(Ownership percentage of Share Certificates before the Tender Offer: 13.19%)

Number of Voting Rights represented by Share Certificates held by Special Affiliates of the Tender Offeror before the Tender Offer	585,700	(Ownership percentage of Share Certificates before the Tender Offer: 3.73%)

Number of Voting Rights represented by Share Certificates to be purchased	3,814,000	(Ownership percentage of Share Certificates after the Tender Offer: 41.18%)

Total Number of Voting Rights of the Shareholders of the Subject Company	15,719,337

Note 1:

The “Number of Voting Rights represented by Share Certificates to be purchased” lists the number of voting rights relating to the Share Certificates expected to be purchased (38,140,000 shares) in the Tender Offer.

Note 2:

The “Total Number of Voting Rights of the Shareholders of the Subject Company” is the total number of voting rights of all shareholders of the Subject Company dated as of March 31, 2008 stated in the Quarterly Report for the first quarter of the 32nd term filed by the Subject Company on August 13, 2008. The “Ownership percentage of Share Certificates before the Tender Offer” has been calculated by setting the denominator as 15,718,847, which is obtained by deducting the number of voting rights (490) relating to the shares under the name of JASDEC (4,900 shares) from 15,719,337, which is the “Total Number of Voting Rights of the Shareholders of the Subject Company”. Because the shares constituting less than a trading unit are also subject to the Tender Offer, the “Ownership percentage of Share Certificates after the Tender Offer” has been calculated by using 15,718,958 as the denominator. This number has been obtained by adding the voting rights (111) represented by the number of shares constituting less than a trading unit (1,112 shares) to 15,719,337, which is the “Total Number of Voting Rights of the Shareholders of the Subject Company”, and subsequently deducting the number of voting rights (490) relating to the shares under the name of JASDEC (4,900 shares). The number of shares constituting less than a trading unit (1,112 shares) is obtained by subtracting the number of shares constituting less than a trading unit held by the Subject Company (8 shares) from the total number of shares constituting less than a trading unit (1,120 shares) as of March 31, 2008 stated in the Quarterly Report for the first quarter of the 32nd term filed by the Subject Company on August 13, 2008.

Note 3:

The “Number of Voting Rights represented by Share Certificates held by Special Affiliates of the Tender Offer before the Tender Offer” lists the number voting rights relating to Share Certificates known to the Tender Offeror to be held by the special affiliates of the Tender Offeror as of September 3, 2008.

Note 4:

Because Share Certificates held by the special affiliates of the Tender Offeror are subject to the Tender Offer, if such special affiliates tender, Share Certificates will be either entirely purchased, or purchased according to the proportional distribution method. In case of such purchase, the “Ownership percentage of Share Certificates after the Tender Offer” described above will be less than 41.18%.

If the “Number of Voting Rights represented by Share Certificates held by Special Affiliates of the Tender Offeror before the Tender Offer” is set to 405,948, which is the number of voting rights represented by common shares of the Subject Company held by MUTB and MUS for their own accounts that are not expected to be tendered in the Tender Offer (such shares that are not expected to be tendered only include the shares of the Subject Company held in trust by MUTB to the extent the shares are held as trust assets for which MUFG and its subsidiaries are designated as consignor as well as beneficiary, but do not include the Subject Company shares that MUS holds as a financial instrument dealer) (such shares amount to 2.54% of the total issued shares of the Subject Company), the “Ownership percentage of Share Certificates after the Tender Offer” is calculated as 40.04%.

Note 5:

The Subject Company has resolved at the board of directors meeting held on September 8, 2008 to conduct Third Party Allotment Capital Increase with a payment period between October 23, 2008 and December 12, 2008. The Tender Offeror intends to accept the shares issued by Third Party Allotment Capital Increase to the extent that the voting rights ratio relating to the shares of the Subject Company held by MUFG and its subsidiaries after the Tender Offer for their own accounts does not exceed 40.04%. A portion of the common shares of the Subject Company owned by MUTB and MUS, which makes up 2.54% of the total number of issued shares of the Subject Company, is not expected to be tendered in the Tender Offer. Moreover, common shares of the Subject Company held by special affiliates that are subsidiaries of the Tender Offeror for their own accounts are currently not expected to be tendered in the Tender Offer. Under these circumstances, if the Tender Offeror obtains more than 27,354,080 shares of the Subject Company in the Tender Offer, after the Third Party Allotment Capital Increase, MUFG and its subsidiaries are expected to hold for their own accounts the number of shares of the Subject Company to which the related voting rights ratio is 40.04%.

The ownership ratio becomes 24.43% when calculated by setting the numerator as 4,279,182, which is the sum of the “Number of Voting Rights represented by Share Certificates held by the Tender Offeror before the Tender Offer”, the “Number of Voting Rights represented by Share Certificates held by Special Affiliates of the Tender Offeror before the Tender Offer “ (405,948 as provided for in Note 4) and the number of all voting rights relating to the shares applied for in the Third Party Allotment Capital Increase (1,800,000), and the denominator as 17,518,958, which is the sum of the “Total Number of Voting Rights of the Shareholders of the Subject Company” (15,718,958 as computed in Note 2) and the number of all voting rights relating to the shares applied for in the Third Party Allotment Capital Increase (1,800,000).

Note 6:

According to the Securities Report for the 31st term filed on June 20, 2008 by the Subject Company, with respect to the stock acquisition rights issued based on the resolution at the ordinary general meeting of shareholders of the Subject Company held on June 27, 2003, 12,191 is the maximum number of voting rights related to the shares of the Subject Company that have been or can be issued by exercising the stock acquisition rights by the last day of the tender offer period after April 1, 2008. If such shares of the Subject Company are issued through the exercise of such rights, “Ownership percentage of Share Certificates after the Tender Offer” mentioned above may be lower than 41.18% even if the total number of tendered Share Certificates exceeds the Tender Offer Maximum (38,140,000 shares).

Note 7:

The “Ownership percentage of Share Certificates before the Tender Offer” and “Ownership percentage of Share Certificates after the Tender Offer” have been rounded off to the nearest second decimal point.

(7)	Aggregate Purchase Price

152,560 million yen

(8)	Settlement Method

a.	Name and Address of Head Office of Financial Instruments Firms and banks etc. in Charge of Settlement

Mitsubishi UFJ Securities Co., Ltd. 4-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo

b.	Commencement Date of Settlement

Tuesday, October 28, 2008

If an opinion report has been submitted at the request of the Subject Company to extend the duration of the tender offer period pursuant to Article 27-10, paragraph 3 of the Law, settlement will begin on Thursday, November 6, 2008.

c.	Settlement Method

A notification of purchase will be mailed to the address of each tendering shareholder (in the case of a non-Japanese shareholder, to the address of its standing agent) without delay after the expiration of the tender offer period. Payment for the purchase of the shares will be made in cash. The tender offer agent will, without delay after the date on which the settlement procedures commence, remit the purchase price to each tendering shareholder to the place designated by each tendering shareholder (in case of a non-Japanese shareholder, to the address of its standing agent).

(9)	Other Conditions and Methods of Purchase

a.	Conditions set forth in each item under Article 27-13, paragraph 4 of the Law

If the total number of tendered Share Certificates is less than the Tender Offer Maximum (38,140,000 shares), all of the tendered Share Certificates will be purchased.

If the total number of tendered Share Certificates exceeds the Tender Offer Maximum (38,140,000 shares), all or part of the excess tendered Share Certificates will not be purchased. In such case, the delivery and settlement of such Share Certificates will be conducted according to the proportional distribution method specified by Article 27-13, paragraph 5 of the Law as well as Article 32 of the Cabinet Ordinance. (If shares with less than a trading unit (10 shares) are included in the tendered Share Certificates, the upper limit of shares to be purchased through the proportional distribution method shall be the number of shares tendered.)

If the total number of tendered Share Certificates is less than the Tender Offer Maximum when calculated by rounding off the number of shares less than a trading unit (10 shares), which is obtained through the proportional distribution method and rounded off to the nearest whole number, starting from the tendering shareholder with the most number of shares rounded off, one additional trading unit of Share Certificates will be purchased (if such additional purchase of one trading unit of shares will result in a number of shares greater the number of Share Certificates tendered, the additional purchase shall be capped at the number of Share Certificates tendered). If such additional purchases from tendering shareholders with the same number of rounded off shares result in a number of shares greater than the Tender Offer Maximum, the additional purchases will be conducted from such tendering shareholders selected through a lottery to the extent that the purchases will not result in a number of shares less than the Tender Offer Maximum.

If the total number of tendered Share Certificates is greater than the Tender Offer Maximum when calculated by rounding off the number of shares less than a trading unit (10 shares), which is obtained through the proportional distribution method and rounded off to the nearest whole number, starting from the tendering shareholder with the most number of shares rounded off, one trading unit of Share Certificates will be deducted from each tendering shareholder (if the number of shares to be purchased calculated through the proportional distribution method contains a number of shares less than a trading unit, such number of shares will be deducted). If such deductions from shareholders including tendering shareholders with the same number of rounded off shares result in a number of shares less than the Tender Offer Maximum, the deductions will be conducted from such shareholders including tendering shareholders selected through a lottery to the extent that the deductions will not result in a number of shares less than the Tender Offer Maximum.

b.	Withdrawal of Tender Offer; Conditions, Terms and Method of Disclosure

The Tender Offeror may withdraw the Tender Offer upon the occurrence of any of the events set forth in Article 14, paragraph 1, item 1, (a) to (i) and (l) to (r), Article 14, paragraph 1, item 3, (a) to (h), Article 14, paragraph 1, item 5, as well as Article 14, paragraph 2, item 3 to item 6 of the Financial Instruments and Exchange Law Implementation Order (“Order”). In the event that the Tender Offeror decides to withdraw the Tender Offer, it shall electronically give public notice, and publish the fact that such public notice has been made in the Nikkei; provided, however, if it is deemed impractical to place such public notice by the last day of the tender offer period, the Tender Offeror shall make a public announcement pursuant to methods under Article 20 of the Cabinet Ordinance and give public notice immediately thereafter.

c.	Conditions on Reduction of the Purchase Price; Conditions, Terms and Method of Disclosure

Pursuant to Article 27-6, paragraph 1, item 1 of the Law, if the Subject Company conducts any of the acts listed in Article 13, paragraph 1 of the Order, the purchase price may be reduced in accordance with the criteria under Article 19, paragraph 1 of the Cabinet Ordinance. In the event that the Tender Offeror decides to reduce the Purchase Price, it shall give public notice electronically, and publish the fact that such public notice has been made in the Nikkei; provided, however, if it is deemed impractical to place such public notice by the last day of the tender offer period, the Tender Offeror shall make a public announcement pursuant to methods under Article 20 of the Cabinet Ordinance and give public notice immediately thereafter. If the purchase price is reduced, the shares tendered prior to the date of public notice shall be purchased at the reduced purchase price.

d.	Right of Shareholders including tendering shareholders to Terminate Agreements

Shareholders including tendering shareholders may, at any time during the tender offer period, terminate any agreement relating to the tender offer. To terminate such agreement, a tendering shareholder must personally submit or mail his or her tender receipt as well as a document expressing his or her intention to terminate the relevant agreement (“Termination Document”) to the headquarter or any domestic branch of the tender offer agent by 4:00pm on the last day of the tender offer period. In such case, termination will be in effect when the Termination Document is personally delivered to the headquarter or any domestic branch of the tender offer agent, or has otherwise reached the tender offer agent. If delivered by mail, the termination will become effective if the Termination Document reaches the tender offer agent by 4:00pm on the last day of the tender offer period.

Please note that the Tender Offeror will not make claims for damages or penalty payments against the shareholders including tendering shareholders with respect to termination of agreements. Moreover, the Tender Offeror will be responsible for any and all expenses that may arise in returning any relevant instrument such as share certificates in its custody to the tendering shareholders. When termination is communicated to the Tender Offeror, Share Certificates will be immediately returned upon the completion of required procedures.

e.	Method of Disclosure if the Conditions, etc. of Tender Offer are Changed

The Tender Offeror may change the terms and conditions of the Tender Offer during the tender offer period unless otherwise prohibited by the provisions of Article 27-6, paragraph 1 of the Law and Article 13 of the Order. In the event that the Tender Offeror decides to change the terms and conditions of the Tender Offer, it shall give public notice electronically, and publish the fact that such public notice has been made in the Nikkei; provided, however, if it is deemed impractical to place such public notice by the last day of the tender offer period, the Tender Offeror shall make a public announcement pursuant to methods under Article 20 of the Cabinet Ordinance and give public notice immediately thereafter. If any condition of the Tender Offer is changed, the shares tendered prior to the date of the change shall be purchased under the changed conditions.

f.	Method of Disclosure If a Correction Report is Filed

If the Tender Offeror submits a correction report to the Director of the Kanto Local Finance Bureau, the Tender Offeror will immediately make a public announcement regarding any such amendments that relate to information set forth in the Public Notice of Commencement of Tender Offer, in a manner pursuant to methods under Article 20 of the Cabinet Ordinance. Furthermore, the Tender Offeror will also immediately amend the relevant portions of the registration statement. Tender Offeror will also deliver the amended Tender Offer Explanatory Statement to shareholders including tendering shareholders who have already received the registration statement. However, if the extent of the amendments is limited, the Tender Offeror will send to shareholders including tendering shareholders a document setting out the reason for the amendments, the amended items and the relevant content after the amendment.

g.	Method of Disclosure of Tender Offer Results

The Tender Offeror will make a public announcement regarding the result of the Tender Offer in accordance with Article 9-4 of the Order and Article 30-2 of the Cabinet Ordinance on the day immediately following the last day of the tender offer period.

(10)	Date of Announcement on Commencement of Tender Offer

Tuesday, September 16, 2008

(11)	Tender Offer Agent

Mitsubishi UFJ Securities Co., Ltd.

3.	Others

(1)	Agreements between the Tender Offeror and the Subject Company or its Directors and Officers, and the Details thereof

The MUFG Group and the Subject Company have agreed to position the Subject Company as a core company in the consumer loan business within the consumer finance segment of the MUFG Group in order to further enhance the business alliance that has been built in the past, and to strive for further development of the Group’s consumer finance segment including the consumer loan business. In this regard, the MUFG Group and the Subject Company have agreed on the outline of the items as described below:

a.	The MUFG Group and the Subject Company plan to position the Subject Company as a core company in the consumer loan business within the consumer finance segment of the MUFG Group to strive to enhance the individual profitability and compliance system, and contribute to the sound development of the Japanese consumer finance market.

b.	In order to position the Subject Company as a core company in the consumer loan business within the consumer finance segment of the MUFG Group, the Subject Company is expected to become a consolidated subsidiary of the Tender Offeror and continue such relationship in order to enhance and develop strategic alliance in the Group’s consumer finance segment including the consumer loan business. To achieve such objectives, the Tender Offeror intends to increase its ownership of voting rights relating to the Subject Company shares held by MUFG and its subsidiaries for their own accounts to 40.04%, through the Tender Offer and the Third Party Allotment Capital Increase; in case any change occurs in the total number of voting rights represented by the shares of the Subject Company that causes the voting rights ratio of MUFG and its subsidiaries relating to the Subject Company shares held for their own accounts to be equal to or exceed 41.04% or fall below 40.04%, they intend to cooperate to place proper and prompt measures to have such voting rights ratio relating to shares held by MUFG and its subsidiaries for their own accounts to remain in the range of more than 40.04% but less than 41.04%. (the Tender Offeror must provide prior approval for any action by the Subject Company that affects the consolidated financial statement of the Tender Offeror.)

c.	Issues concerning important decisions on financial, operational and business policies of the Subject Company required for the Subject Company to become a consolidated subsidiary

(If the voting rights ratio represented by the shares of the Subject Company held by MUFG and its subsidiaries for their own accounts exceeds 40%, an agreement concerning important decisions on financial, operational and business policies of the Subject Company required for the Subject Company to become a consolidated subsidiary of the Tender Offeror will come into effect on the condition that the Subject Company and its subsidiaries cease to operate businesses that they are no longer permitted to operate as a consolidated subsidiary of the Tender Offeror due to restrictions under laws such as the Banking Law. Upon the effectiveness of such an agreement, the Subject Company is expected to become a consolidated subsidiary of the Tender Offeror.)

d.	The Tender Offeror and the Subject Company, upon establishing the Subject Company as a core company in the consumer loan business within the MUFG Group, in order to increase the competitiveness of the consumer finance segment of the MUFG Group including the consumer loan business, intend to hold good faith discussions to realize the points set out below, and to strengthen the business alliance through reorganizing and streamlining the business functions of the MUFG Group.

i.	Reorganization of the loan guarantee business of the MUFG Group

By the first half of the fiscal year ending March 31, 2010, among the guarantee service operations for “card loans,” or unsecured consumer loans provided through pre-issued magnetic stripe cards that allow personal financing transactions, BTMU expects to transfer to the Subject Company, which has already been consigned the guarantee business of “BANQUIC,” a consumer loan product offered since November 2007, the portions of the guarantee service operations that are currently consigned to Mitsubishi UFJ Home Loan Credit Co., Ltd. as well as Mitsubishi UFJ NICOS, Co., Ltd. (“MUN”).

In addition, among the loan guarantee service operations for credit cards issued by BTMU, the guarantee service operations currently consigned to DCC1, a subsidiary of the Subject Company, are expected to be transferred by April 2009 to MUN, which has already been consigned the guarantee service for the relevant product.

ii.	Integration of DCC1 loan business into ACOM

As discussed in i. above, once the credit card loan guarantee service operations are transferred to MUN, DCC1 expects to integrate the remainder of its loan business into the Subject Company by April 2009.

iii.	Consolidation of call center service companies

MU Communications Co., Ltd., a subsidiary of BTMU that provides call center and other services to BTMU, and RELATES CO., LTD., a subsidiary of the Subject Company that provides call center and other services to the Subject Company, are expected to be merged by April 2009.

iv.	Collaboration in other business areas

In order to further enhance the status of the Subject Company as a core company in the consumer loan business within the consumer finance segment of the MUFG Group, the MUFG Group and the Subject Company intend to continue to actively cultivate new areas in which further alliance is feasible. Moreover, through projects such as a joint acquisition of Bank BNP (PT. BANK NUSANTARA PARAHYANGAN Tbk.), the MUFG Group and the Subject Company plan to continue jointly developing global operations of the consumer loan business especially in Asia.

The Subject Company has unanimously resolved among the directors that were present at the board of directors meeting on September 8, 2008 to endorse the Tender Offer as well as to conduct the Third Party Allotment Capital Increase. However, Mr. Kyota Omori, who is an interested party as Deputy President of the Tender Offeror, and three other directors, namely Mr. Yuji Ohashi, Mr. Masahiko Shinshita and Mr. Tatsuo Taki, who formerly served as officers and employees of the Tender Offeror or its subsidiaries, have not participated in any discussions or resolutions at the board of directors meeting of the Subject Company to avoid conflict of interest.

(2)	Other information deemed to be necessary for investors to decide whether to tender their shares

a.	The Subject Company has resolved among the directors that were present at the board of directors meeting on September 8, 2008 to endorse the Tender Offer. In addition, the board of directors of the Subject Company has resolved at the same meeting to issue up to 18,000,000 shares by third party allotment to MUFG (“Third Party Allotment Capital Increase”) with a payment period between October 23, 2008 and December 12, 2008. The board has also resolved to cancel the issuance of the shares that are not subscribed by the Tender Offeror, and to not allot such shares to any third party other than the Tender Offeror. At the same time, the board of directors of MUFG has also resolved at a meeting held on the same day to accept the shares issued by Third Party Allotment Capital Increase to the extent that the aggregate voting rights ratio relating to the shares of the Subject Company held by MUFG and its subsidiaries for their own accounts after the Tender Offer will not exceed 40.04%. The Tender Offeror and the Subject Company have also separately entered into an agreement to the same effect as described above. In the agreement, the Tender Offeror has agreed with the Subject Company that after the tender offer period (if the tender offer period is extended, after the extended tender offer period), the Tender Offeror will accept the Accepted Shares, and with respect to the Accepted Shares, the Tender Offeror will make a payment on the Payment Date.

b.	Among the subsidiaries and affiliates that fall under the category of special affiliates of the Tender Offeror, as defined under Japanese law, MUTB and The Master Trust Bank of Japan, Ltd., trust business operators, are requesting a special treatment from the relevant authorities under applicable laws with respect to purchases of shares issued by the Subject Company outside of the Tender Offer during the tender offer period as specified in 2.(2) above (“Purchases Outside of the Tender Offer”), which they may conduct as part of their trust business. The requested special treatment relates to an exemption from the general prohibition against purchases of Share Certificates made by special affiliates of a tender offeror while the offer is open otherwise than through the tender offer (purchases outside of a tender offer). Currently, the special affiliates as well as the Tender Offeror are confirming the legality of the request. The special affiliates and the Tender Offeror currently believe that such request will be deemed appropriate. If the requested special treatment is not granted, however, the Tender Offeror may elect not to conduct the Tender Offer.

*            *            *

Contact:

Mitsubishi UFJ Financial Group, Inc.        Public Relations Division        81-3-3240-7651

* Please be advised that any person who has obtained the information concerning the Tender Offer through this Press Release may be restricted from purchasing or otherwise trading the shares, etc. of ACOM CO., LTD., as a first recipient of information under the regulations on insider trading, until 12 hours have passed since the publication of this Press Release (since the time this press release is published in the afternoon of September 8, 2008 on the TSE’s Timely Disclosure Information Access Service), pursuant to Article 167, paragraph 3 of the Financial Instruments and Exchange Law and Article 30 of the Implementation Order of the same law. Please note that the Company shall not be held responsible for any criminal, civil or administrative charges brought against any person for his or her purchase or other trade.

* This press release contains forward-looking statements such as “believes,” “anticipates,” “expects,” “plans,” “intends,” “estimates,” “may,” “will,” “could,” “should,” “would” and other similar words and phrases, statements regarding the intent, belief, strategy, plans or current expectations of the Tender Offeror or the Subject Company. Such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors. The Tender Offeror or the Subject Company undertakes no obligation to update the forward-looking statements contained herein, or to update the reasons why actual results could differ from those projected in the forward-looking statements.

* This Press Release is for the announcement of the Tender Offer to the public and is neither an offer to purchase nor a solicitation of an offer to sell any shares of ACOM CO., LTD. If you would like to offer for sale your shares in the Tender Offer, please ensure that you review the Tender Offer Explanatory Statement (kokai kaitsuke setsumeisho) prepared by us in advance and offer your shares for sale at your own discretion as a shareholder. This Press Release does not fall under the categories of an offer to purchase securities or solicitation of the sale of securities, or solicitation of an offer for purchase of securities, nor does it constitute a part of such solicitation. This Press Release (or any part of it) or the distribution thereof shall not constitute grounds for any agreement in connection with the Tender Offer, and no agreement may be concluded on the basis of this Press Release (or a part of it) or the distribution thereof. There may be some nations or regions which legally restrict the announcement, issuance or distribution of this Press Release. In such case, please pay attention to and comply with those restrictions. In the nations or regions where the execution of the Tender Offer is illegal, even if this Press Release is received, it shall not be deemed as a solicitation to apply to buy or to sell share certificates in connection with the Tender Offer, and it shall be deemed to be distribution of materials for reference purposes only.